Exhibit 99.5

CONSENT OF JOHN LEWIS SIMS

TO BEING NAMED AS A QUALIFIED PERSON

March 30, 2016

I hereby consent to the inclusion of the Tasiast Project, Mauritania, National Instrument 43-101 Technical Report, effective date March 30, 2016 in the report on Form 6-K dated March 30, 2016 to be filed by Kinross Gold Corporation.

I also hereby consent to the incorporation by reference of the Tasiast Project, Mauritania, National Instrument 43-101 Technical Report into the Registration Statements on Form S-8 (Registration Nos. 333-180824, 333-180823 and 333-180822), filed on April 19, 2012 and the Registration Statement on Form F-10 (Registration No. 333-208906) filed on January 9, 2016.

Sincerely,

Signed “John Lewis Sims”
John Lewis Sims